09046099

Johnson Matthey

RECEIVED
2009 MAY 18 A 3:04

May 1, 2009

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666445
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Pre Close Trading Update**	**01 Apr 2009**
2.	**Directorate Change**	**01 Apr 2009**
3.	**Notification of Transactions of Directors/Persons**	**07 Apr 2009**
4.	**Notification of Major Interests In Shares**	**07 Apr 2009**
5.	**Notification of Transactions of Directors/Persons**	**16 Apr 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

5/18

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Johnson Matthey

News Release

RECEIVED
2009 MAY 18 A 3:44

For release at 7.00 am on Wednesday 1st April 2009

Johnson Matthey Plc
Pre Close Trading Update

Johnson Matthey's financial year ended on 31st March 2009 and its preliminary announcement of full year results will be released on 4th June 2009. Prior to entering its closed period the company is today issuing the following update on current trading.

"Trading in the three months to 31st March 2009 has been in line with the outlook set out in our third quarter Interim Management Statement issued on 28th January 2009. Sales for the final quarter were below the same period in 2007/08, despite favourable exchange translation, as a result of much reduced demand for automotive products and lower platinum group metal prices.

Environmental Technologies Division experienced mixed trading conditions in the quarter, with sales of autocatalysts substantially down on last year as car companies continued to reduce production in response to falling car sales. However, Process Technologies achieved good growth as concerns over energy security and environmental issues continue to support demand for syngas catalysts and purification products.

Precious Metal Products Division's sales in the quarter were below last year. Prices for platinum group metals showed some improvement compared with the third quarter of 2008/09 but were well down on the record levels reached in the final quarter of last year. Fine Chemicals & Catalysts Division's sales excluding precious metals were ahead of the same period in 2007/08 helped by favourable exchange translation. Good sales of active pharmaceutical ingredients offset some weakness in catalysts and chemicals. We plan to close our small fine chemical facility in Ireland and consolidate manufacturing of prostaglandin products at our facility in the USA. The closure is expected to give rise to a restructuring charge of about £9 million in this year's accounts.

For the year as a whole, we expect that Johnson Matthey's underlying* earnings per share will be well within the guidance range of 85p to 90p given in the company's third quarter Interim Management Statement. Cash flow has been strong in the second half of 2008/09 with net

debt estimated to be around £70 million lower than at 31st March 2008, despite the effect of adverse exchange translation on foreign currency borrowings."

*Before amortisation of acquired intangibles, gains and losses on sale of businesses and restructuring charges. The equivalent figure for 2007/08 was 89.5p.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

Johnson Matthey plc

1 April 2009

Johnson Matthey Announces Board Changes

Johnson Matthey Plc announces that Dr P N Hawker, Executive Director, Process Technologies and Fine Chemicals & Catalysts Division, has decided to retire and will stand down from the board of Johnson Matthey Plc at the Annual General Meeting of the company to be held on Tuesday 21st July 2009.

Mr W F Sandford, Division Director, Precious Metal Products Division, is appointed an Executive Director and will join the board of Johnson Matthey Plc with effect from the end of the company's Annual General Meeting on 21st July 2009. There are no other disclosures required in respect of Mr W F Sandford pursuant to Rule 9.6.13 of the Listing Rules of the Financial Services Authority.

Mr L C Pentz, currently Executive Director, Emission Control Technologies, is appointed Executive Director, Environmental Technologies Division. The company's global Emission Control Technologies, Process Technologies and Fuel Cells businesses, which currently comprise the Environmental Technologies Division, will all report to him. Mr Pentz is a non-executive director of Victrex plc.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
J N Sheldrick

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Share Nominees Limited

8. State the nature of the transaction:

Quarterly dividend reinvestment - PEP

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	2
J N Sheldrick	13

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.1087

14. Date and place of transaction:

6 April 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,260
J N Sheldrick	119,665

16. Date issuer informed of transaction:

7 April 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
7 April 2009

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Aviva plc and its subsidiaries

4 Full name of shareholder(s) (if different from 3.):

BNY Norwich Union Nominees Limited	1,573,440*
BT Globenet Nominees Limited	2,350*
Chase GA Group Nominees Limited	4,652,173*
Chase Nominees Limited	286,184*
CUIM Nominee Limited	1,042,414*
Delta Lloyd Leven Quant	4,966*
Triodos SICAV I Values Equity Fund	4,100*
Vidacos Nominees Limited	14,252*
* denotes direct interest	
BNP Paribas – London	70,133
Chase Nominees Limited	1,211,137
State Street Nominees Limited	1,058,474
Triodos Meerwaarde Aandelen Fonds	50,000
Triodos Meerwaarde Mixfonds	9,490
Vidacos Nominees Limited	463,369
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

3 April 2009

6 Date on which issuer notified:

6 April 2009

7 Threshold(s) that is/are crossed or reached:

5% to 4% change at Combined Interest Level

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 11,285,642

Number of voting rights: 11,285,642

Resulting situation after the triggering transaction:

Number of shares (direct): 7,579,879

Number of voting rights (direct): 7,579,879

Number of voting rights (indirect): 2,867,283

% of voting rights (direct): 3.53%

% of voting rights (indirect): 1.34%

Total voting rights: 10,447,162 shares (4.87%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

The voting rights are managed and controlled by Aviva Investors Global Services Limited & Delta Lloyd Asset Management NV , with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Delta Lloyd Asset Management NV:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva International Insurance Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Insurance Limited (wholly owned subsidiary of Aviva International Insurance Limited)
- Aviva International Holdings Limited (wholly owned subsidiary of Aviva Insurance Limited)
- CGU International Holdings BV (wholly owned subsidiary of Aviva International Holdings Limited)
- Delta Lloyd NV (majority owned subsidiary of CGU International Holdings BV)
- Delta Lloyd Asset Management NV (wholly owned subsidiary of Delta Lloyd NV)

The investments are administered by Commercial Union Trustees Limited, with the following chain of control:

Commercial Union Trustees Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)

- Undershaft Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Commercial Union Trustees Limited (wholly owned subsidiary of Undershaft Limited)

PROXY VOTING:

10 Name of the proxy holder:

See Section 4

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information

14 Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

Contact Telephone Number:

020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
N P H Garner
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson 33

N P H Garner	33
P N Hawker	33
D W Morgan	33
L C Pentz	30
J N Sheldrick	33
S Farrant	33
W F Sandford	33
I F Stephenson	33
N Whitley	33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.9617

14. Date and place of transaction:

15 April 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,293
P N Hawker	16,118
D W Morgan	43,938
L C Pentz	19,494
J N Sheldrick	119,698

16. Date issuer informed of transaction:

15 April 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
16 April 2009